PANNONPLAST

INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 16 February, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed Pannonplast Plc's Flash Report on 2003 Operations.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Roza Radocz
Executive Assistant

Encl

PANNONPLAST Plastic Manufacturing PLC
Flash Report on 2003 operations

This report contains PANNONPLAST Group's consolidated, non-audited data according to International Financial Reporting System (IFRS).

1. EXECUTIVE SUMMARY

In the course of 2003, Pannonplast operated in a market environment, organizational and managing structure similar to last year's. Most of the unfavourable effects of the remarkable decrease in sales revenues of the Injection Moulding Cluster emerged this year, which could not be counterbalanced by the improvement of the Consumer Packaging Cluster's results. The Construction and Infrastructure Cluster did not improve its operating result. Partly as a result of the previous years' activity the company was obliged to record one-time write-offs exceeding the ordinary amount, as a result of which the consolidated net loss of Pannonplast Plc. increased to HUF 1.8 billion.
At the same time, the operational result revised with the effects of one-time write-offs was HUF 593 million, which is an 8.4% increase in comparison with the audited operational result of the HUF 547 million in 2002.

- **The company's sales revenue of HUF 26.4 billion was virtually as high as the previous year's figure. The consolidated revenues of the Construction Industry and Infrastructure, and the Injection Moulding Technology Businesses declined, while the Consumer Packaging Business increased its sales.**
- **The company's gross margin was HUF 7.9 billion. This gives a gross-margin ratio of 30,1%, which represents a slight improvement over 2002 – and this despite the fact that an increase in raw material prices in the last quarter ate into margins towards year-end.**
- **The operating profit for 2003 was HUF 423 million, 22.7% lower than that of a year earlier. This figure already includes the one-off cost items (mainly restructuring costs, value-loss and write-offs) totaling some HUF 460 million and the one-off profit items totaling some HUF 290 million. Operating cash flow (EBITDA) was HUF 3 billion.**
- **The net result of financial operations exceeded minus HUF 1 billion. At the end of the year, interest expenses grew, and the recorded exchange rate loss was in the region of HUF 600 million (most of which have not been realized).**
- **Extraordinary expenses included a write-offs of tangible and intangible assets related to permanently terminated activities (metal processing, foil machine), in a value of nearly HUF 800 million.**
- **The great majority of the above-mentioned one-off items do not affect cash flow directly. Under conditions of a net HUF 2 billion in capital expenditure and a minimal growth in loans, the balance of cash flow was slightly negative in 2003.**
- **Due to the fact that an accounting loss was booked in 2003, the company's equity fell to HUF 14.5 billion. The ratio of loans to equity is 59.5%, which indicates an increase in 2003, although this level can still be regarded as low. The loan value is 2.9 times higher than the EBITDA.**
- **The Court of Registry registered the resolutions of the ordinary shareholders' meeting of April 2003, and the resolutions of the extraordinary shareholders' meeting of November 2003.**
- **On 3 February 2004 the Board of Directors appointed Csaba Zoltán to the positon of Chairman and CEO of Pannonplast**

2. DATA SUMMARY

	2003 (HUF million)	*2002 (HUF million)*	*Index (%)*
Total Sales Revenues	26 371	26 973	**97.8**
- Sales in foreign countries	10 124	9 126	**110.9**
-- ratio %	*38,4*	*33,8*	
Operating profit (EBIT)	423	547	**77.3**
Operating cash flow (EBITDA)	3 012	3 142	**95.9**
Income before tax	- 1 608	-564	**285.1**
Net Income	-1 837	-959	**191.6**
Total Shareholders' Equity	14 471	16 323	**88.7**
Total Assets	29 652	29 919	**99.1**

ANALYSIS OF THE INCOME STATEMENT

3.1. **The company's sales revenues in 2003 amounted to HUF 26,371 million**, or 97.8% of the 2002 turnover. Discounting the sale of Pannon Aldra in 2002, the revenues attained in 2003 are as high as that of the previous year. Owing to the launch of new projects, fourth-quarter revenues once again exceeded HUF 7 billion, and thus the quarterly revenue analysis shows a dynamic upward trend (Chart 1). Growing revenues in the second half could not entirely offset the lower sales of the first half. Figures on the annual turnover of the individual subsidiaries are detailed in Table 1.

Pannonpipe and Polifoam, members of the **Construction and Infrastructure Business Unit** retained their market-leading positions. Pannonpipe's earned revenue was nearly 8% lower than the figures of the previous year, while Polifoam essentially repeated its performance of the previous year. Despite a significant growth in the Romanian pipe market, the sales of Pipelife Romania dropped by more than 10%. FCI, supplier in the energy sector, achieved a considerable revenue growth of 50% primarily through exports. The consolidated sales of the whole Construction and Infrastructure Business Unit dropped 8% compared with that in 2002.

Despite conditions of intense competition, the consolidated revenue of the **Consumer Packaging Business Unit** grew by some half a billion forints, or 6%. The Szombathely-based Pannunion grew 3.5%, while Unical, a company that supplies multinational companies in Romania, achieved far stronger growth (54%), as did the tube manufacturer Tu-Plast (24%). The sales of Almand and Kaposplast declined slightly, and due to shrinking markets, the performance of the Ukrainian Intaragropack fell short of expectations. The performance of group member Pannon-Effekt cannot be directly compared with that of the previous year, since it had taken over a part of the operations of Pannon-Tara, which had in the meantime been dissolved.

Although the consolidated revenues of the **Injection Moulding Business Unit** were 8% lower than that of the previous year, there was a significant reduction

in the rate of decline in turnover. Due to the launch of the mass production of high-end TVs, Moldin 2000 increased its revenues by more than 50%, whereas the revenue drop of Moldin that was hardest hit by the production-site transfers of its multinational customers amounted to HUF 1.6 billion (-35%) in 2003. Dexter, a tool manufacturer that now operates at just one site, slightly increased its revenue, while its EBIT has been decreasing at an accelerated pace for 4 years. The reserve production capacity of the business unit is still considerable.

The share of exports within total sales (i.e. the exports of the Hungarian group members and the local sales of the foreign group members) was 38.4%, compared to 33.8% the year before, indicating dynamic growth in exports. The domestic and foreign group members contributed to this growth by about the same extent. **The value of export revenues** thus calculated **grew by a total of HUF 1 billion (11%) compared to that in the base year.**

3.2. **The annual gross profit of Pannonplast Group in 2003 was HUF 7,938 million, or almost the same as that in the previous year.** The gross margin ratio increased slightly, from 29.2% to 30.1%. Following a fall in the third quarter, the prices of plastic raw materials, which represent the single largest cost item, increased significantly towards the end of 2003.

3.3. **Selling, General and Administrative Costs were HUF 7,047 million, down HUF 58 million from the figure of the previous year.** Although the annual change in percentage terms is not substantial, the quarterly analysis of direct costs to sales revenue indicates the nearly same level (Chart 2). The current annual ratio of 26.7% is still far from the Groups' earlier (2001) data and from the target of 20%. The **one-off costs** related to the restructuring and headcount reduction program launched in 2003 amounting to **some HUF 160 million. The negative balance of HUF 468 million of other expenses and other revenues** is twice as high as the value of the previous year. However, a sizable portion of other expenses is accounted for by **one-off, non-recurring items** in a **value of some HUF 440 million (which include a value-loss booked for doubtful receivables and a write-off of obsolete stock), most of which serve to reduce the balance sheet profit but have no impact on the company's direct cash flow.** The most important items within other revenues are the net HUF 221 million exchange rate gains realized on receivables, discounts received and the balance of revenue from the sale of tangible assets (HUF 387 million).

3.4. In 2003 the **company's consolidated operating profit (EBIT) was HUF 423 million, which, as a consequence of the major one-off write-offs, was 22.7% lower than the result achieved in 2002 (Chart 3).** If fourth-quarter operating profit is calculated net of one-off items, the result is HUF 81million, which represents a HUF 151 million improvement compared to the same period in last year.

The company's operating cash flow (EBITDA) was HUF 3,012 million, which is 96% of the previous year's figure.

3.5. **Financial income was HUF 88 million,** or HUF 208 million lower than the 2002 figure, since in 2003 the company did not realize a revaluation gain on

its foreign currency loans (as opposed to a gain of HUF 204 million in 2002). **The expenditure on financial operations was HUF 1,186 million** in 2003, compared with the HUF 1,244 million accounted for in 2002. In the reporting year, the accounting loss (HUF -540 million) booked in 2002 from the sale of the stake in Pannon Aldra did not recur. However, **due to the weakening of the forint, an exchange rate loss of more than HUF 600 million was incurred (of which 86% was a non-realized loss and as such does not affect actual cash flow).** In addition to this, by the end of the year, interest paid had grown markedly due to a considerable increase in the benchmark rates and interest premiums: the effective interest expense of the fourth quarter had grown by nearly 150% compared to the quarter preceding it.
As a result of the above developments, operating profit before tax which includes net expenses on financial operations was a loss of HUF 675 million, 68% higher than that in the previous year.

3.6. **The negative balance of HUF 933 million in 2003 from non-operational items represents a 5.7-fold increase compared to the previous year.** The most important items were **the write-off of tangible and intangible assets (know-how) related to metal processing and painting which were taken out of use at subsidiary Moldin 2000, and the value-loss that is to be realized on the sale of the machines used in the terminated plastic fiber production line at Kaposplast** in total of HUF 800 million, which the company accounted as an extraordinary item based on IRFS.

Pannonplast's corporate tax liability is HUF 89 million, or 37% of last year's figure. The tax disclosed in spite of the negative pre-tax profit originates from the group's organizational structure (the consolidation of loss-making and profit-making group members) and the deferred tax liability (HUF 62 million). The value of minority interest is HUF 140 million, which is 9% lower than the figure for the previous year.
As a result of the foregoing, **consolidated net income of Pannonplast in 2003 is a loss of HUF 1,837 million, which is 92% higher than the after-tax income in 2002. The increase in loss shown in the company's accounting records is explained by weak market demand in the first half of 2003, the value-losses and write-offs recorded under other expenses and extraordinary expenses, and by the (non-realized) exchange rate loss on the revaluation of the foreign currency loan. It is important to emphasize that the majority of the latter three items are non-recurring items, which do not influence the company's cash-flow position and cash-flow generating potential.**

4. BALANCE SHEET AND CASH FLOW ANALYSIS

4.1. **The value of tangible assets amounts to HUF 17.5 billion**, which represents a decrease of 7.9%. In addition to the capitalization of capital projects and the ordinary depreciation, the decrease was the result of the removal of tangible and intangible assets from the company's books due to the discontinuation of metal processing activities at Moldin 2000 and the goodwill depreciation because of Dexter loss making activity. The HUF 4 million drop in

investments was caused by exchange rate losses suffered by Polifoams foreign subsidiaries.

4.2. The value of **current assets, including liquid assets, is HUF 12 billion**, representing an increase of 11.4%. The value of **inventories** amounts to HUF 3.7 billion, or HUF 233 million higher than a year ago. Within the packaging business unit and at Moldin 2000, the increase in revenues was coupled by customers demand to accumulate inventories, while companies hit by a drop in turnover figures were unable to decrease their inventories proportionately. The 13.6% increase in **receivables**, amounting to HUF 7.4 billion at year-end 2003 was predominantly caused by a HUF 383 million increase in **receivables from customers** – primarily within the injection moulding business unit, due to seasonality, as well as a HUF 501 million increase in other receivables – mainly VAT claims. It was possible to finance most of the growth in current assets (inventories and accounts payable) by the increased level of accounts payable. The value of **securities, cash and deposits** amounts to HUF 1.1 billion, which represents an increase of HUF 127 million over the previous year.

4.3. The **company's shareholders' equity** decreased by 11.3% to **HUF 14.5 billion** during the year. The decrease was the combined result of the reporting year's loss, the loss in capital reserve in the preceding year and the exchange rate loss on foreign investments.

4.4. **Long-term liabilities** amount to HUF 1.1 billion, or HUF 287 million more than in the previous year. The nominal increase was the result of raising new loans (Moldin 2000's TV project), as well as the accounting revaluation of existing loans. The other members of the group made repayments.
Short-term debt amounts to HUF 7.5 billion. The company's long-term consortium loans received earlier are included in this amount because repayment is due within one year. The refinancing contract has not been signed yet. The nearly HUF 300 million increase in total loans is virtual, since the effect of the revaluation of foreign currency loans exceeds HUF 500 million.
The volume of the company's long term and short terms debts amounts to HUF 8.6 billion, or HUF 576 million higher than the base figure. The debt-to-equity ratio is 59.5%, compared to 49% at the end of 2002. The increase in gearing was caused by the revaluation of loans and the decrease in equity in 2003. The company's net leverage (loans reduced by cash and compared to equity) in 2003 and in 2002 was 52% and 43.3%, respectively.

4.5. The company's **cash flow** was in line with the fundamentals of the business. Despite the considerable balance sheet loss, the amount of operating cash flow was HUF 2,117 million, only HUF 387 million less than in 2002, because the vast majority of the loss items do not have an impact on cash flow (e.g. write-offs). New capital expenditures amounted to HUF 2.6 billion, which was partially offset by the sale of tangible assets no longer necessary in production in a value of HUF 0.6 billion, which means that the net cash-flow requirement of capital expenditures was HUF 1,985 million. Expenditures were financed from the company's own financial assets. Dividend of HUF 152 million recorded under financial operations was paid to minority shareholders in 2003. As a combined

result of the above factors, Pannonplast's cash flow in 2003 was a negative HUF 102 million, while the closing balance of liquid assets was HUF 854 million.

5. MAJOR EVENTS

5.1. The company spent a net HUF 1,985 million on capital expenditures over the year. The largest investment project was the development carried out to enable Moldin 2000 in Székesfehérvár to produce, paint and assemble plastic television components. The project was launched in response to a major order from Philips. The machines and equipment were put into operation, and seasonal demand was fully satisfied. Some minor additional investments in the project are expected in 2004. The member company was awarded a non-repayable subsidy worth HUF 100 million under the Smart 01 program of the Ministry of Economy and Transport. Effective 1 January 2004, Pannonplast appointed a new managing director for Moldin 2000 Rt.

5.2 The Szombathely-based Moldin Kft has ceased the production of traditional CRT monitors. Having won a number of new projects, the company is currently supplying LCD screen components. New areas of demand have emerged in the household appliances market and in the area of automotive industry supply, and the required framework agreements have been signed. Effective December 2003, Pannonplast appointed a new managing director for Moldin. The reinforcement of the company's sales unit is underway.

5.3 Having submitted an application, Pannunion Kft was awarded a non-repayable subsidy worth HUF 100 million under the Smart 01 program of the Ministry of Economy and Transport to support its development plans.

5.4 Operating in Romania, packaging manufacturer Unical Kft had to expand its capacities due to increased demand from multinational food companies operating in Romania.

5.5 The up-to-date sewage pipe production line in Pipelife's Romanian factory has been extended.

5.6 Having carefully analyzed the situation, the company decided to rationalize Pannon-Tara Kft's activities and to merge the company into Pannon-Effekt Kft. The merger took place on 6 August 2003.

5.7 As part of the cost-cutting program, the company closed down its offices in Russia and Romania. Regional sales activities are coordinated by the member companies, but are carried out individually. With a view to cutting expenses, Pannonplast decreased the staff of the holding headquarters by 30% and created a new organizational structure. As a result of the restructuring, the number of organizational units decreased from four to three, with vice president positions being phased out accordingly. The rationalization program will continue in 2004 at the member companies.

5.8 The company's new management will revise the already approved 2004 business plan in Q1 2004 and also will built in the effects of accelerated reorganizational program of Pannonplast.

5.9 Having carried out preparations between October and December 2003, the company's management began strategic planning with the involvement of the management of the subsidiaries at the beginning of January 2004. The

strategy – including strategic directions and objectives of each business, as well as areas of development and areas to be abandoned – is expected to become final by the beginning of March, and the Board of Directors is expected to approve it in Q1.

5.10 The company's ownership structure underwent significant changes in 2003, which was reflected by repeated changes in the makeup of the Board of Directors. On 30 April 2003, the majority of the annual general meeting decided to recall most members of the Board of Directors, and elected a new six-member Board. Chairwoman and CEO Dr Erzsébet Fehér resigned from her CEO post but remained Chairwoman. Dr János Illéssy became CEO effective 1July 2003.

The extraordinary general meeting of 3 November 2003 convened by shareholder Karsai Holding resulted in further changes. The shareholders recalled three members of the Board of Directors, including Chairwoman Dr Erzsébet Fehér. The shareholders elected two new directors, and therefore the Board now has five members: dr János Illéssy, dr László Molnár, dr Gyula Pázmándi, Gábor Ujlaki and Csaba Zoltán. The new Board of Directors reconfirmed the CEO in his position and elected him Chairman of the Board.

The Board of Directors appointed Mr. Csaba Zoltán CEO and chairperson on 3 February 2004 and recalled dr. János Illéssy from his positions. The Board of Directors, while appreciating the results achieved by dr. János Illéssy in determining and preparing the directions of the reorganization, has charged Mr. Csaba Zoltán with the managing of the company's restructuring in order to a faster realization.

On 3 February 2004 dr. János Illéssy gave up his Board membership and on 6 February 2004 Ms. Judit Martényi, Chairwoman of the Supervisory Board also offered her resignation. With regard to the fact, that both the Board of Directors and the Supervisory Board works with the minimal number of members determined in the company's Articles of Association (5 and 3 persons, respectively), the approval of the resignation of the chief corporate officers as well as the election of new board members fall in the competency of the Annual General Meeting. In the meantime Board members offering their resignation, further remain members of the Board of Directors and the Supervisory Board.

On 9 February 2004 the company's Chairman&CEO appointed Mr. Krisztián Orbán to fill the position of director of strategy. His scope of duties covers the development of strategy, the management of cost reduction and efficiency improving projects and also the controlling and business planning activities.

The names of the chief corporate officers are listed in Table TSZ3 below.

Since the November 3 shareholders' meeting, two major shareholders have decreased their participation in the company. Following an official announcement on 10 December 2003, Britton Kft's share dropped below 5%.

After an official announcement made by Karsai Holding on 27 January 2004, its share in the company fell below 10%.

5.11 On 5 December 2003 the Court of Registry registered the resolutions passed at the April 2003 shareholders' meeting. The decisions of the 3 November 2003 extraordinary shareholders' meeting were registered on 6 February 2004 as well.

5.12 The company's club loan contract – which was concluded on 9 October 2000 for a limit of EUR 17.1 million, of which the utilization on 31 December 2003 stood at EUR 12.4 million – expired on 9 October 2003. The banks involved in refinancing decided to extend the loan period for technical reasons. The liabilities are listed among short-term loans in the company's balance sheet. The outstanding club loan currently amounts to EUR 11.9 million, expiry date 9 March 2004.

6. EMPLOYEES

6.1. The total number of staff within the group was 2,072 as of 31 December 2002, while the figure on 31 December 2003 was 2000. The 4% decrease in staff numbers is in line with the cost-cutting measures. As of 31 December 2003, the subsidiaries operating in foreign countries had a total of 207 employees.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATIONAL STRUCTURE OF THE COMPANY

7.1. The company's registered capital amounted to HUF 421,093,100 as of 31 December 2002, which did not change during 2003.

7.2. As of 1 January 2003, the company held 124,281 treasury shares. As of 31 December 2003, the company held no treasury shares.

7.3. Staff changes. In 2003, the member of the Board of Directors, the Supervisory Board and the auditor were re-elected by the shareholders' meeting. The changes in the Board of Directors are described in detail in Section 5.10.

In accordance with the relevant statutory provisions, we hereby represent that the figures and statements in this report are true, and that this report does not conceal any facts which may be material in evaluating the company's position.

Budapest, 16 February, 2004

Pannonplast Rt
Board of Directors

The management of Pannonplast Plc holds a press conference for the journalists and analysts at the first-floor auditorium of BSE (1052 Budapest, Deák Ferenc u. 5.) at 10 a.m. on 16 February, 2004.


Quarterly sales revenues
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Q1
Q2
Q3
Q4
2001
2002
2003


Indirect cost / Sales revenues
31,0%
29,0%
27,0%
25,0%
23,0%
21,0%
19,0%
Q1
Q2
Q3
Q4
2001
2002
2003


Quarterly EBIT
800
600
400
200
0
-200
-400
Q1
Q2
Q3
2001
2002
2003

Sales Revenues by Production Units
Pannonplast Group, 2003
(Unaudited, unconsolidated figures)

HUF million

	Sales Revenues	
	2002	**2003**
Pannonpipe Ltd.	8 574	7 678
Pipelife-Romania	896	806
Polifoam Ltd.	1 872	1 828
FCI Ltd.	968	1 455
Tu-Plast Ltd.	911	1 130
Pannunion Ltd.	6 046	6 257
Unical Ltd.	522	804
Almand Ltd.	825	791
Pannon-Effekt Ltd.	1 171	1 391
Interagropak Ltd.	521	393
Kaposplast Ltd.	739	685
Moldin Ltd.	4 492	2 934
Moldin 2000 Plc.	2 300	3 554
Pannon-Tara Ltd.	796	390
Dexter Plc.	701	727
Multicard Ltd.	285	297

Consolidated figures by Clusters

HUF million

Clusters	Sales Revenue		Operating income	
	2002.	2003.	2002.	2003.
	annual		annual	
Construction and Infrastructure	8 537	7 822	635	645
Consumer Packaging	10 870	11 567	486	618
Injection Moulding Technology	8 560	7 848	-201	-586
Total *	27 967	27 237	920	677

* Before intra-company transfer adjustments and excluding MÜKI and headquarter's figures.

According to Hungarian Accounting Standards exchange rate effects of receivables and liabilities are not included in operating income.

DATA SHEETS

Company name:	PANNONPLAST Industries PLC.
Address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastics Processing
Period:	2003
Phone:	(36-1) 207-1808
Fax:	(36-1) 207-1464
E-mail:	erika.jilling@pannonplast.hu
Investor relations:	Ms. Erika Jilling

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting standards	Hungary	IFRS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders' Equity/Capital	Stake (%)	Voting rate	Listing*
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannunion Ltd.	2220.7	100.0	100.0	F
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	92.7	92.7	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Unical Ltd.	254.4	100.0	100.0	F
Interagropak Ltd.	241.6	51.0	51.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	40.0	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

PK3.

IFRS consolidated BALANCE SHEET (non-audited; in HUF million)

	31.12.2003	*31.12.2002*	*Index (%)*
A. Total Fixed Assets	**17 524**	**19 035**	**92.1**
Intangible Assets	1 048	1 616	64.9
Tangible Assets	16 454	17 393	94.6
Investments	22	26	84.6
B. Total Current Assets	**12 128**	**10 884**	**111.4**
Inventories	3 665	3 432	106.8
Accounts Receivable	7 380	6 496	113.6
Securities, Cash and Deposits	1 083	956	113.3
TOTAL ASSETS	**29 652**	**29 919**	**99.1**
D. Total Shareholders' Equity	**14 471**	**16 323**	**88.7**
Share capital on Par Value	421	421	100.0
Capital Reserves, Retained Earnings	15 887	16 861	94.2
Retained Earnings	(1 837)	(959)	191.6
Minority Interest	1 466	1 530	95.8
Deferred Income	0	0	
F. Total Liabilities	**13 715**	**12 066**	**113.7**
Long-Term Liabilities	1 136	849	133.8
Short-Term Liabilities	12 579	11 217	112.1
- Accounts Payable	4 001	3 081	129.9
- Short-Term Debt	7 470	7 181	104.0
- Other Current Liabilities	1 108	955	116.0
TOTAL S/E & LIABILITIES	**29 652**	**29 919**	**99.1**

PK4.

IFRS consolidated INCOME STATEMENT (non-audited, in HUF million)

	31.12.2003	*31.12.2002*	*Index (%)*
Sales	26 371	26 973	97.8
Cost of Sales	(18 433)	(19 086)	96.6
Gross margin	**7 938**	**7 887**	**100.6**
Selling General and Administrative	(7 047)	(7 105)	99.2
Other Expenses	(1 195)	(826)	144.7
Other Revenues	727	591	123.0
A. Earning Before Interest and Taxes	**423**	**547**	**77.3**
Financial Income	88	296	29.7
Financial Expenses	(1 186)	(1 244)	95.3
B. Result of Financial Operations	**(1 098)**	**(948)**	**115.8**
C. Operating Profit before Tax	**(675)**	**(401)**	**168.3**
D. Extraordinary Result	**(933)**	**(163)**	
E. Income before Tax	**(1 608)**	**(564)**	**285.1**
Income tax	**(89)**	**(241)**	**36.9**
F. After Tax Income	**(1 697)**	**(805)**	**210.8**
Minority Interest	(140)	(154)	90.9
G. Net Income for the Year	**(1 837)**	**(959)**	**191.6**

PK5.
IFRS consolidated CASH FLOW STATEMENT (non-audited, in HUF million)

	31.12.2003	*31.12.2002*
After Tax Income	(1 837)	(959)
Depreciation	2 589	2 595
Change in Working Capital	(359)	449
Other Operating Adjustment	1724	419
Cash from Operation	**2 117**	**2 504**
Purchase of Fixed Assets	(2 583)	(1 366)
Sale of Fixed Assets	597	33
Other Cash from Investment Activity	1	11
Cash from Financing Activities	**(1 985)**	**(1 322)**
Change in Long-Term Debt	271	(1 085)
Change in Short-Term Debt	(296)	1 196
Dividends Paid	(152)	(489)
Other Cash from Financing Activities	(57)	(336)
Cash from Financing Activities	**(234)**	**(714)**
Net Change in Cash	(102)	468
Cash on Hand, Beginning of Period	956	488
Cash on Hand, End of Period	**854**	**956**

PK6. Major Off-Balance-Sheet Items: There is no such item.

Data regarding Shareholding Structure and Ownership:

RS1. Ownership structure, stake and voting rate

Owned by	Total Shareholders' Equity					
	Beginning of Current Year			End of Year		
	%[2]	%[3]	pcs	%[2]	%[3]	Pcs
Local Institutions	26.27	27.04	1 104 975	65.57	65.57	2 760 898
Foreign Institutions	53.94	55.58	2 271 379	14.95	14.95	629 727
Local Private Individuals	15.20	15.66	640 123	18.03	18.03	759 065
Foreign Private Individuals	0.26	0.27	10 842	0.22	0.22	9 440
Employees, Executives	1.30	1.34	54 806	1.14	1.14	47 976
Treasury Shares	2.95	-	124 281	0.00	0.00	0
Government Body [1]	0.11	0.11	4 525	0.09	0.09	3 825
International Development Institutions	-	-	-	-	-	
Other	-	-	-	-	-	-
Total	100.00	100.00	4 210 931	100.00	100.00	4 210 931

1 Public Administration
2 Stake
3 Voting rate

RS2. Number of Treasury Shares in Current Year

1 January	31 March	30 June	30 September	31 December
124 281	124 281	0	0	0

RS3. Owners Holding 5% + of Shares (End of Period)

Name	Nationality [4]	Activity [5]	Quantity (pcs)	Stake (%)	Voting rate (%)	Remarks
Karsai Holding PLc.	D	I	563 608	12.74	12.74	
Pevdi Divat Kft.	D	I	470 061	11.16	11.16	

[4] Domestic (D), Foreign (F)

[5] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

TSZ2. Number of Employees (persons)

	31.12.2002	01.01.2003	31.12.2003
Headquarters	40	40	34
Group	2072	2072	2000

TSZ3. Senior Executives and Employees in Strategic Positions

The Company's meeting, held on November 3, 2003 brought remarkable changes in the personal content of the Board of Directors. The EGM recalled Ms. Erzsébet Fehér, Mr. Csaba Kerék and Mr. János Mészáros, and appointed Mr. Csaba Zoltán and Mr. LÁszló Molnár a member of the Board.

In the course of 2003 from the employees acting in strategy positions Ms. Mária Arany, VP and Mr. Miklós Várhegyi, VP left the company. As of February 9, 2004 Mr. Krisztián Orbán works for the company as the Strategy Director. The chart below reflects the status on February 13, 2004.

Feature [1]	Name	Position	Start of the Mandate	End of the mandate	Shares owned by the employees
BOD, SP	Mr. Csaba Zoltán	Chairman and CEO	03.11.2003	06.11.2006	0
BOD	Dr. János Illéssy	Member	29.04.1998	2006 year-end-AGM	10
BOD	Mr. Gábor Ujlaki	Member	29.04.2002	2005 year-end AGM	0
BOD	Dr. Gyula Pázmándi	Member	30.04.2003	2006 year-end-AGM	0
BOD	Dr. László Molnár	Member	03.11.2003	2 November 2006	0
SB	Ms Judit Martényi, PhD	Chairperson	01.06.1991	2005 year-end AGM	0
SB	Mr József Maros	Member	01.06.1992	2005 year-end AGM	0
SB	Mr Antal Monostori	Member	01.06.1991	2005 year-end AGM	1 948
SP	Mr Krisztian Orbán	VP Strategy	09.02.2004	Indefinite	0
SP	Ms Erika Jilling	VP	01.06.2001	31 May 2005	0
SP	Mr Ervin Nemesdy	VP	01.12.1998	31 December 2004	0
SP	Mr Gyula László	VP	01.09.1999	31 December 2004	0
SP	Mr Balázs Szabó	VP	29.04.1998	31 December 2004	0
SP	Mr Árpád Veress	VP	01.01.2003	30 September 2005	0

[1] Employees in Strategic Positions (SP), Member of Board of Directors (BOD), Member of Supervisory Board (SB)

ST1. Extraordinary Announcements Published During the Period

Date	Published	Issue
14.01.2003	15.01.2003	Extraordinary announcement: Decline in Philips demands
31.01.2003	03.02.2003	Flash Report on 2002 Operations
20.03.2003	21.03.2003	Pannonplast's AGM announcement
24.03.2003	25.03.2003	Extra announcement: Exhange of shares
31.03.2003	01.04.2003	Extra announcement: Addition to the AGM announcement
03.04.2003	04.04.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
11.04.2003	14.04.2003	Extraordinary announcement on Pannonplast's operations in 2002
17.04.2003	18.04.2003	Extraordinary announcement on sale of Pannonplast treasury shares
28.04.2003	29.04.2003	Extraordinary announcement on Annual Report and consolidated figures
05.05.2003	06.05.2003	Extraordinary announcement on the resolutions of the AGM
13.05.2003	14.05.2003	Extraordinary announcement on personal change
14.05.2003	15.05.2003	Flash Report on Q1 2003 operations
11.06.2003	12.06.2003	Extraordinary announcement on personal change
13.06.2003	16.06.2003	Extraordinary announcement on the merger of Pannon-Tara Kft. and Pannon-Effekt Kft.
17.06.2003	18.06.2003	Extraordinary announcement in connection with the resolution of PSZÁF (Hungarian Financial Supervisory Authority)
20.06.2003	23.06.2003	Extraordinary announcement in connection with publications in the press
01.07.2003	02.07.2003	Extraordinary announcement on the Registry of Britton-Kartonpack into the Register of Shareholders
02.07.2003	03.07.2003	Extraordinary announcement on the announcement of Britton and Pevdi
17.07.2003	18.07.2003	Extraordinary announcement on personal change at Pannonplast Plc.
13.08.2003	14.08.2003	Flash Report on H1 2003 operations
13.08.2003	14.08.2003	Extraordinary announcement: Profit Warning
01.10.2003	02.10.2003	Extraordinary announcement on Extraordinary General Meeting
06.10.2003	07.10.2003	Extraordinary announcement on modification of items on agenda of Extraordinary General Meeting
27.10.2003	28.10.2003	Flash Report on Q3 2003 Operations
04.11.2003	05.11.2003	Resolutions of the Extraordinary General Meeting
10.12.2003	11.12.2003	Extraordinary announcement on the Technical prolongation of Pannonplast's Club loan
07.01.2004	08.01.2004	Extraordinary announcement of Pannonplast Plc. on Court of Registry decisions

09.01.2004	10.01.2004	Extraordinary announcement on the technical prolongation of Pannonplast Plc.'s club loan
03.02.2004	04.02.2004	Extraordinary announcement on personal change, profit warning
03.02.2004	04.02.2004	Announcement: the person of CEO changed at Pannonplast Plc
04.02.2004	05.02.2004	Extraordinary announcement: Board member resigns
05.02.2004	06.02.2004	Extraordinary announcement: dr. János Illéssy purchased Pannonplast shares
09.02.2004	10.02.2004	Extraordinary announcement: Appointment of Strategy Director at Pannonplast
10.02.2004	11.02.2004	Extraordinary announcement: Resignation of President of Supervisory Board

Other announcements	
31.01.2003	CEO's evaluation on the prevailing conditions
04.04.2003	Announcement regarding the Philips-Pannonplast agreement on TV plastic components production
29.04.2003	Balance sheet for the year 2002 according to Hungarian Accounting Standards
15.10.2003	Announcement of the Board of Directors of Pannonplast Plc. relating to Karsai Holding
01.12.2003	Announcement on Change in the stake of Britton CC Kft. in Pannonplast
28.01.2004	Announcement on Change in the stake Karsai Holding Rt. in Pannonplast